1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
January 10, 2023	www.integraresources.com

INTEGRA ANNOUNCES OXIDE DRILL RESULTS: 0.52 g/t GOLD EQUIVALENT OVER 102 M AND 0.97 g/t
GOLD EQUIVALENT OVER 24 M FROM DELAMAR STOCKPILE DRILL PROGRAM, 1.38 g/t GOLD
EQUIVALENT OVER 67 M IN METALLURGICAL DRILLING

  Drill results from DeLamar stockpile drill program include:
    NDM-22-037: 0.25 grams per tonne ("g/t") gold ("Au") and 21.38 g/t silver ("Ag") (0.52 g/t gold equivalent ("AuEq")) over 102.11 m
    NDM-22-040: 0.34 g/t Au and 18.19 g/t Ag (0.58 g/t AuEq) over 83.82 m
    NDM-22-050: 0.28 g/t Au and 53.26 g/t Ag (0.97 g/t AuEq) over 24.38 m
    NDM-22-136: 0.32 g/t Au and 14.28 g/t Ag (0.50 g/t AuEq) over 85.34 m
    NDM-22-147A: 0.32 g/t Au and 19.60 g/t Ag (0.57 g/t AuEq) over 42.68 m
    NDM-22-143: 0.23 g/t Au and 19.25 g/t Ag (0.48 g/t AuEq) over 67.06 m
  The Company also announces drill results from metallurgical drill holes at DeLamar, including:
    IDM-22-211: 0.41 g/t Au and 75.37 g/t Ag (1.38 g/t AuEq) over 66.90 m
      Including 0.38 g/t Au and 1,251.00 g/t Ag (16.48 g/t AuEq) over 1.83 m
    IDM-22-214: 0.62 g/t Au and 7.85 g/t Ag (0.72 g/t AuEq) over 32.00 m
  The 11,000 m stockpile drill program at DeLamar continues to meet or exceed expectations in regard to grade and intercept. In addition, the preliminary test work has demonstrated the potential of this oxidized gold-silver mineralized material to further extend the heap leach mine life.
  To date, the Company has tested the North DeLamar backfill, Stockpile 1 and Stockpile 2. In total the Company has drilled 3,980 m in 86 drill holes as part of this drill program. The remaining stockpiles will be drilled in the coming months.
  Due to the continued success of this drill program, the Company has increased the number of drills on site to three, including two sonic drill rigs and one RC drill rig at Jacob's Gulch on Florida Mountain.
  Stockpile drilling completed has encountered primarily oxide material with some mixed material as well. Hot cyanide shakes are being performed on drilled material and suggest good heap leach recovery potential. Based on past metallurgical work at DeLamar, preliminary test work on mineralized material correlates well with bottle roll tests and column test work which will also be performed on this material in the future.
    Work on these drill results at the assay lab shows average Au cyanide shake recoveries of greater than 70%.
  To view a video summary of today's news release, please click on the following link:

https://youtu.be/YC1TiM3T6zY

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce additional drill results from the DeLamar Project ("DeLamar" or the "Project") located in southwestern Idaho. The drill results announced today are from a metallurgical drill program at DeLamar as well as 24 additional drill holes from the 11,000 m stockpile drill program at the Project. The stockpile drill program, the results of which continue to exceed expectations, has the potential to extend the heap leach mine life and positively impact the already robust economics of the DeLamar Project.

"On the back of the successful release of the first 10 drill holes from the stockpile drill program in December 2022, the Company is pleased to announce the next 24 drill holes from this program that further demonstrate the immense value potential in the 60 million tonnes of gold-silver mineralized stockpile and backfill material left behind by previous mine operators. Today's drill results are well within our expected grade range of 0.3 g/t AuEq to 0.6 g/t AuEq and have the potential to provide material to further expand the heap leach mine life at DeLamar. This material could enhance the strong economics of the Project presented in the 2022 Pre-feasibility Study while also creating significant value from the portion of backfill material that was proposed to be handled as a pre-stripping cost in that study," stated George Salamis, President and CEO of Integra Resources. "The Company has increased the drill count on the Project to three drill rigs as we continue the successful execution of the stockpile drill program in anticipation of completing an updated resource estimate on this material in the first half of 2023. In addition to these drill results, considerable mineralization in the metallurgical drill holes released today further illustrate the strong gold-silver grades and significant widths at DeLamar. These metallurgical drill results are significant as they exceed the average grade of the existing deposit, demonstrating continued upside at the Project."

The following table highlights selected intercepts from the DeLamar stockpile drill program announced today:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq	AuCN Shake Recovery (%)
NDM-22-027	1.52	28.96	27.44	0.24	19.14	0.49	71.03
NDM-22-028	1.52	71.63	70.11	0.25	17.73	0.48	81.46
NDM-22-036	1.52	38.10	36.58	0.25	24.59	0.57	67.31
NDM-22-037	1.52	103.63	102.11	0.25	21.38	0.52	67.64
NDM-22-040	1.52	85.34	83.82	0.34	18.19	0.58	80.93
NDM-22-041	1.52	57.91	56.39	0.19	14.24	0.38	86.53
NDM-22-044	0.00	32.00	32.00	0.23	16.04	0.44	65.65
NDM-22-050	3.05	27.43	24.38	0.28	53.26	0.97	75.31
NDM-22-095	1.52	16.76	15.24	0.23	12.73	0.39	81.13
NDM-22-110	1.52	68.58	67.06	0.22	12.60	0.38	75.16
NDM-22-111	3.05	41.15	38.10	0.25	10.91	0.39	77.43
NDM-22-112	1.52	16.76	15.24	0.32	16.98	0.53	70.58
NDM-22-113	1.52	9.14	7.62	0.13	6.62	0.22	92.54
NDM-22-114	1.52	9.14	7.62	0.12	18.39	0.36	95.18
NDM-22-136	3.05	88.39	85.34	0.32	14.28	0.50	67.20
NDM-22-143	1.52	68.58	67.06	0.23	19.25	0.48	67.76
NDM22-147	0.00	73.15	73.15	0.26	15.37	0.46	77.66
NDM-22-147A	1.52	44.20	42.68	0.32	19.60	0.57	68.74
including gap	28.96	30.48	1.52	0.00	0.00	0.00	0.00
WD2-22-173	0.00	48.77	48.77	0.15	8.98	0.26	83.50

WD2-22-177	0.00	15.24	15.24	0.17	16.11	0.38	67.73
WD2-22-177	30.48	35.05	4.57	0.26	5.92	0.34	61.69
WD2-22-180	0.00	12.19	12.19	0.17	23.89	0.48	88.80
WD2-22-180	28.96	38.10	9.14	0.29	28.78	0.67	86.30
WD2-22-183	1.52	36.58	35.06	0.15	15.24	0.35	86.86
WD2-22-190	3.05	10.67	7.62	0.16	14.27	0.34	82.03
WD2-22-196	3.05	42.67	39.62	0.15	9.86	0.28	73.40
including gap	21.34	24.38	3.04	0.00	0.00	0.00	0.00

(1) Downhole thickness is true thickness.

(2) Intervals reported are uncapped.

(3) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

(4) Au recovery based on cyanide shakes ("AuCN") run on all intervals with Au assay values >0.1 g/t.

The following table highlights selected intercepts from metallurgical drill program completed at DeLamar:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
IDM-22-209	5.94	10.82	4.88	0.21	34.19	0.65
IDM-22-211	0.00	66.90	66.90	0.41	75.37	1.38
including	34.90	36.42	1.52	1.14	177.00	3.42
including	52.58	54.41	1.83	0.38	1251.00	16.48
including	57.61	59.74	2.13	0.31	286.00	3.99
IDM-22-212	0.00	18.59	18.59	0.30	42.43	0.85
IDM-22-213	0.00	17.68	17.68	0.30	19.91	0.56
IDM-22-214	0.00	13.11	13.11	0.28	17.71	0.50
IDM-22-214	29.87	61.87	32.00	0.62	7.85	0.72

(1) Downhole thickness: true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio).

(2) Intervals reported are uncapped.

(3) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

To view a drill collar location map for the North DeLamar Backfill, please click on the link below:

https://integraresources.com/site/assets/files/2572/drill_collar_-_bf_ndm_2023-01-09sm.pdf

To view a drill collar location map for Stockpile 2, please click on the link below:

https://integraresources.com/site/assets/files/2572/drill_collar_-_bf_stockpile2_2023-01-09sm.pdf

To view a drill collar location map for the DeLamar metallurgical program, please click on the link below:

https://integraresources.com/site/assets/files/2572/drill_collar_-_dm_-_2023-01-09sm.pdf

Execution of Drill Program: Methodology and Timeline

The stockpile drill program will be executed at 60 m collar spacings with select 30 m infill test holes to further verify grade variability. All drilling will be vertical through the entirety of the stockpiles and backfill material. This drilling will be conducted by a combination of Sonic and traditional RC with casing advance drilling methods. Both these drilling methods will serve to maintain high sample quality and integrity throughout the drilling process. Additionally, the two drilling methods will provide a basis for comparison for continuity. Sampling will be conducted at 1.5 m intervals for the whole of the drilling program with all samples sent to a third-party lab for analysis. These drilling methods also provide the opportunity for more advanced metallurgical tests in the future.

Annual Grant of Equity Incentive Awards

The Company announces that it has granted a total of 479,760 options, 290,310 restricted share units and 247,500 deferred share units (together, the "Equity Incentive Awards") to various investor relations employees, executives and directors of the Company. The Equity Incentive Awards have been granted pursuant to the Company's Amended and Restated Equity Incentive Plan and are subject to vesting provisions. The options have an exercise price of C$0.87 per share and will expire five years from the date of grant.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration of Post Falls, Idaho, a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600m in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now Pre-Feasibility Study (the "PFS"). An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar and future exploration prospects. These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated, or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.